Exhibit 99.30
BLUE PEARL MINING LTD.
MANAGEMENT INFORMATION CIRCULAR
Solicitation of Proxies
This management information circular is furnished in connection with the solicitation of proxies by the management of Blue Pearl Mining Ltd. (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.
The board of directors of the Company (the “Board”) has fixed the close of business on April 4, 2007 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 8, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
Unless otherwise stated, the information contained in this management information circular is as of March 30, 2007. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of $0.8581.
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 8, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (401 Bay Street, Suite 2010, Toronto, ON M5H 2Y4, Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.
Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Voting by Non-Registered Shareholders
Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
(ii)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, ON M5H 4H1.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.
Voting Securities and Principal Holders Thereof
As of March 26, 2007, 108,019,658 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at April 4, 2007. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.
To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.
Statement of Executive Compensation
The following table provides information for the three most recently completed financial years ended December 31, 2006 regarding compensation paid to or earned by each of the following executive officers of the Company: (a) the President and Chief Executive Officer, (b) the Chairman and former Chief Executive Officer, (c) the Vice President, Finance and Chief Financial Officer, and (d) the other two most highly compensated “executive officers” during the financial year ended December 31, 2006 (the “Named Executive Officers”). For the financial year ended December 31, 2006, the Company did not have any other executive officers who earned greater than C$150,000 in salary and bonus.

Summary Compensation Table(1)

						Long-Term Compensation
						Awards
						Securities	Shares or Units
		Annual Compensation				Under	Subject to	Payouts
					Other Annual	Options	Resale	LTIP	All Other
Name and		Salary		Bonus	Compensation (2)	Granted	Restrictions	Payouts	Compensation
Principal Position	Year	($)		($)	($)	(#)	($)	($)	($)
Kevin Loughrey	2006	69,315	(3)	25,993	Nil	475,000	Nil	Nil	Nil
President and Chief	2005	N/A		N/A	N/A	N/A	N/A	N/A	N/A
Executive Officer	2004	N/A		N/A	N/A	N/A	N/A	N/A	N/A

Ian J. McDonald	2006	118,873	(4)	772,290	Nil	475,000	Nil	Nil	Nil
Executive Chairman	2005	Nil(5)		42,885	Nil	478,000	Nil	Nil	Nil
and Former Chief	2004	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Executive Officer

T. Derek Price	2006	52,329	(6)	214,525	Nil	250,000	Nil	Nil	Nil
Vice President,	2005	13,730		17,154	Nil	195,000	Nil	Nil	Nil
Finance and Chief	2004	Nil		Nil	Nil	Nil	Nil	Nil	Nil
Financial Officer

Kenneth Collison	2006	178,465		214,525	34,187(8)	250,000	Nil	Nil	Nil
Chief Operating	2005	102,924	(7)	34,308	20,165(9)	500,000	Nil	Nil	Nil
Officer	2004	N/A		N/A	N/A	N/A	N/A	N/A	N/A

Peter N. Tredger	2006	155,729		85,810	Nil	200,000	Nil	Nil	Nil
Vice President,	2005	85,770	(10)	12,865	Nil	300,000	Nil	Nil	Nil
Special Projects	2004	N/A		N/A	N/A	N/A	N/A	N/A	N/A

(1)	All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $0.8581 for 2006 and $0.8577 for 2005, except for Kevin Loughrey’s salary and bonus which was paid in United States dollars.

(2)	The aggregate value of other annual compensation for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of his aggregate salary and bonus.

(3)	This amount represents salary paid by the Company from October 26, 2006 when Mr. Loughrey joined the Company to December 31, 2006.

(4)	In addition to this compensation, Mr. McDonald was also compensated by Glencairn, which allocated $42,905 of his Glencairn salary to the Company under the Management Services Agreement (see “Management Contract” section for further details).

(5)	In 2005, Mr. McDonald did not receive any salary from the Company, but he was compensated by Glencairn, which allocated $68,616 of his Glencairn salary to the Company under the Management Services Agreement.

(6)	In addition to this compensation, Mr. Price was also compensated by Glencairn, which allocated $23,490 of his Glencairn salary to the Company under the Management Services Agreement.

(7)	This amount represents salary paid by the Company from April 1, 2005 when Mr. Collison joined the Company.

(8)	This amount represents $9,439 for car allowance and $24,748 for housing allowance.

(9)	This amount represents $5,148 for car allowance and $15,017 for housing allowance.

(10)	This amount represents salary paid by the Company from May 1, 2005 when Mr. Tredger joined the Company.

Stock Options
The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2006 pursuant to the terms of the amended incentive stock option plan (the “Stock Option Plan”).
Option Grants During the Financial Year Ended December 31, 2006

				Market Value of
				Securities
		Percent of Total		Underlying
		Options Granted	Exercise or	Options on the
	Securities Under	to Employees in	Base Price	Date of Grant
Name	Options Granted(1)(2)	Financial Year(3)	(C$/Security)	(C$/Security)(4)	Expiration Date
Kevin Loughrey	225,000	3.8%	7.42	7.42	November 9, 2011
	250,000	4.2%	8.29	8.29	December 1, 2011
Ian J. McDonald	475,000	8.1%	7.42	7.42	November 9, 2011
T. Derek Price	250,000	4.2%	7.42	7.42	November 9, 2011
Kenneth Collison	250,000	4.2%	7.42	7.42	November 9, 2011
Peter N. Tredger	200,000	3.4%	7.42	7.42	November 9, 2011

(1)	The class of securities underlying all stock options is Common Shares.

(2)	These options vest as to one-third on the date of grant, one-third on the first anniversary of the date of grant and one-third on the second anniversary of the date of grant.

(3)	Based on the total number of options granted to employees of the Company pursuant to the Stock Option Plan during the financial year ended December 31, 2006 of 5,885,000.

(4)	The exercise price of options is determined based on the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the date of grant in accordance with the terms of the Stock Option Plan.

The following table provides details regarding stock options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and year-end option values.
Aggregated Option Exercises During the Financial Year Ended December 31, 2006 and
Year-End Option Values

	Securities
	Acquired		Unexercised Options at December		Value of Unexercised in-the-money
	on	Aggregate Value	31, 2006		Options at December 31, 2006 (1)
	Exercise	Realized	Exercisable	Unexercisable	Exercisable
Name	(#)	(C$)	(#)	(#)	(C$)	Unexercisable (C$)
Kevin Loughrey	Nil	N/A	158,334	316,660	315,418	630,823
Ian J. McDonald	100,000	663,000	636,334	316,666	4,818,978	775,832
T. Derek Price	100,000	262,000	278,334	166,666	2,011,818	408,317
Kenneth Collison	Nil	N/A	583,334	166,666	4,789,168	408,317
Peter N. Tredger	Nil	N/A	316,667	133,333	2,480,834	326,666

(1)	Calculated using the closing price of the Common Shares on the TSX on December 29, 2006 of C$9.87 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
Termination of Employment, Change in Responsibilities and Employment Contracts
The Company has entered into employment agreements with each of Kevin Loughrey, Ian J. McDonald, T. Derek Price and Kenneth Collison.
Kevin Loughrey
Mr. Loughrey’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a change of control of the Company (a “Change of Control” as defined below) and (i) within 120 days of such Change of Control, Mr. Loughrey elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Company gives notice of its intention to terminate his employment for any reason other than just cause, or certain events occur (“Triggering Events” as defined below) and he elects to terminate his employment.
Ian J. McDonald
Mr. McDonald’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control Mr. McDonald elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Company gives notice of its intention to terminate his employment for any reason other than just cause, or a Triggering Event occurs and he elects to terminate his employment.
T. Derek Price
Mr. Price’s employment agreement provides for a severance payment of a contribution by the Company of a retiring allowance equal to 36 months’ base salary times 1.25 directly to a Retirement Compensation Arrangement Trust designated by Mr. Price, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control Mr. Price elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Company gives notice of its intention to terminate his employment for any reason other than just cause, or a Triggering Event occurs and he elects to terminate his employment.
Kenneth Collison
Mr. Collison’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control Mr. Collison elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Company gives notice of its intention to terminate his employment for any reason other than just cause, or a Triggering Event occurs and he elects to terminate his employment.
“Change of Control”
A “Change of Control” is generally defined in the employment agreements with each of Messrs. Loughrey, McDonald, Price and Collison as (a) less than 50% of the Board being composed of (i) directors of the Company at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 30% or more of the issued and outstanding Common Shares; (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year; or (d) the Company becoming insolvent or the like.
“Triggering Events”
“Triggering Events” include (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a material diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a material change in the hours during or location at which the officer is regularly required to carry out the terms of his employment; or (e) a material increase in the amount of travel the officer is required to conduct on behalf of the Company.
Other than as described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company or any of its subsidiaries, from a change of control of the Company or any of its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.
Management Contract
Pursuant to a management services agreement (the “Management Services Agreement”) dated May 10, 2005 between the Company and Glencairn (6 Adelaide Street West, Suite 500, Toronto, Ontario, M5C 1H6), the Company paid Glencairn C$25,000 per month until July 31, 2006 and C$34,000 per month from August 1, 2006 until March 1, 2007 when the Management Services Agreement was terminated. During the financial year ended December 31, 2006, the Company paid Glencairn an aggregate of C$287,000 pursuant to the Management Services Agreement. During 2006, Messrs. Kalmet, Knoll, McDonald and Price were also directors and/or officers of Glencairn.
Compensation of Directors
Standard Compensation Arrangements
The Board meets annually to review the adequacy and form of directors’ compensation. Commencing November 8, 2006, each non-executive director of the Company receives (i) an annual retainer fee of C$40,000, paid C$10,000 quarterly in arrears, (ii) meeting fees of C$1,000 per Board or committee of the

Board meeting attended, and (iv) reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata.
The Chair of the Audit Committee (currently, Denis C. Arsenault) receives an additional retainer of C$10,000 per year. The Chair of the Compensation Committee (currently, James W. Ashcroft) and the Chair of the Environmental, Health and Safety Committee (currently, Kerry J. Knoll) each receive an additional retainer of C$5,000 per year.
During the financial year ended December 31, 2006, an aggregate of $42,900 was paid in cash to the non-executive directors of the Company. The following table provides details regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2006.

	Board		Aggregate	Aggregate
	Annual	Committee	Board	Committee	Total Fees Paid
	Retainer(1)	Chair Retainer(2)	Attendance Fee	Attendance Fee	in Cash
Name	($)	($)	($)	($)	($)
Denis C. Arsenault	5,720	1,430	1,716	3,432	12,298
			(based on 2	(based on 4
			Board meetings attended)	committee meetings attended)
James W. Ashcroft	5,720	715	1,716	3,432	11,583
			(based on 2	(based on 4
			Board meetings attended)	committee meetings attended)
J. John Kalmet	5,720	—	1,716	3,432	10,868
			(based on 2	(based on 4
			Board meetings attended)	committee meetings attended)
Kerry J. Knoll	5,720	715	1,716	n/a	8,151
(based on 2
Board meetings
attended)

(1)	The Board annual retainer fee was only approved by the Board on November 8, 2006. Therefore, these amounts represent the pro rata amount of the Board annual retainer fee for November and December 2006.

(2)	The committee Chair annual retainer fees were only approved by the Board on November 8, 2006. Therefore, these amounts represent the pro rata amount of the committee Chair annual retainer fee for November and December 2006.
Other Arrangements
None of the directors of the Company were compensated in their capacity as a director by the Company during the financial year ended December 31, 2006 pursuant to any other arrangement or in lieu of any standard compensation arrangement.
Compensation for Services
None of the directors of the Company were compensated for services as consultants or experts during the financial year ended December 31, 2006.
Directors’ and Officers’ Liability Insurance
The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2006:
(a)	the total amount of insurance was $5 million, since increased to $20 million;

(b)	the annual premium was $46,453. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:
(i)	with respect to the directors and officers there is no deductible applicable; and

(ii)	with respect to reimbursement of the Company there is a deductible per claim of $100,000.
Composition of the Compensation Committee
The Compensation Committee is composed of three directors of the Company who are neither officers nor employees of the Company or any of its subsidiaries. At December 31, 2006, the members of the Compensation Committee were James W. Ashcroft (Chair), Denis C. Arsenault and J. John Kalmet.
Report on Executive Compensation
Compensation Committee Mandate
The Compensation Committee is a committee of the Board with the primary function to assist the Board in fulfilling its oversight responsibilities by:
•	reviewing and approving, then recommending to the Board salary, bonus and other benefits, direct or indirect, and any change control packages of the President and Chief Executive Officer and other members of the senior management team;

•	recommending salary guidelines to the Board;

•	administering the Company’s compensation plans, including stock option plans, outside directors’ compensation plans and such other compensation plans or structures as are adopted from time to time;

•	researching and identifying trends in employment benefits; and

•	establishing and periodically reviewing the Company’s policies in the area of management benefits and perquisites.
The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer. In October and November 2006, the Compensation Committee received presentations from Mercer Human Resource Consulting (“Mercer”) regarding the current executive compensation environment, practices in today’s market and investor expectations. Following consideration of the matters presented, discussions with management of the Company and receiving recommendations from management for 2006 bonuses and 2007 salaries for executive officers and employees of the Company, the Compensation Committee made its recommendations to the Board for approval. In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.
During 2006, Mercer attended portions of some Compensation Committee meetings, as requested by the Chairman of the Compensation Committee. The Compensation Committee will agree annually, and on an as-needed basis, with input from management and, if applicable, external consultants, on the specific work to be undertaken by the external consultant for the Compensation Committee and the fees associated with such work. All services provided by external consultants to the Company, beyond their role as advisor to the Compensation Committee, will require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees. The Compensation Committee will not approve any such work that, in its view, could compromise an external consultant’s independence as advisor to the Compensation Committee. The Compensation Committee will disclose annually in its management information circular the work done by and the fees paid to external consultants for all work done for the Compensation Committee and any other work the Compensation Committee has approved.
During the financial year ended December 31, 2006, Mercer’s fees as the Compensation Committee’s advisor totaled approximately C$37,000 (including taxes).
When reviewing the compensation of the Company’s executive officers, including the Named Executive Officers, the Compensation Committee will consider the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following three components:
(a)	base salary;

(b)	bonus; and

(c)	long-term incentive in the form of options granted in accordance with the Stock Option Plan.
Base Salary
The base salary of each particular executive officer will be determined by an assessment by the Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.
Bonus
Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance.
Long-Term Incentive
The Company provides a long-term incentive by granting options to executive officers through the Stock Option Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the market price of such shares, as determined under the rules of the TSX on the date of the grant. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.
Chief Executive Officer Compensation
The Compensation Committee:
(a)	periodically reviews the terms of reference for the Company’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)	reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)	leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)	based on the results of the Chief Executive Officer’s evaluation, recommends Chief Executive Officer compensation to the Board for approval; and

(e)	reviews and, if appropriate, recommends to the Board for approval, any agreements between the Company and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.
The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee received recommendations from an independent compensation consulting firm and reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year. The Compensation Committee was satisfied that all such recommendations comply with the Compensation Committee’s policy which is both motivational and competitive to put the Company in a position to attract, retain and inspire performance of executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.
During the financial year ended December 31, 2006, Mr. McDonald’s base salary was $118,873 and he was granted a cash bonus of $772,290 in recognition of his contribution to the development of the Company. During the financial year ended December 31, 2006, Mr. McDonald was also granted options to purchase 475,000 Common Shares under the Stock Option Plan (see “Option Grants During the Financial Year Ended December 31, 2006” table above for further details).
On October 26, 2006, Mr. Loughrey was appointed President and Chief Executive Officer of the Company at a base salary of $450,000 per year. Mr. Loughrey earned a non-discretionary cash bonus for the financial year ended December 31, 2006 of $25,993. Mr. Loughrey is entitled to an annual non-discretionary bonus of 37.5% of his annual salary; 40% of which will be paid annually on September 30 and the remaining 60% of which will be paid on the earlier of June 30, 2012 or when Mr. Loughrey’s employment is terminated by the Company without cause. During the financial year ended December 31, 2006, Mr. Loughrey was also granted options to purchase 475,000 Common Shares under the Stock Option Plan (see “Option Grants During the Financial Year Ended December 31, 2006” table above for further details).
The foregoing report has been submitted by the Compensation Committee:
James W. Ashcroft (Chair)
Denis C. Arsenault
J. John Kalmet

Performance Graph
The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2001 against the cumulative total shareholder return of the S&P/TSX Composite Index (the S&P/TSXV Composite Index from December 31, 2001 to December 31, 2004) and the S&P/TSX Composite Index — Materials for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends. The Common Shares were halted from trading on the TSX Venture Exchange on November 18, 2004 and commenced trading on the TSX on October 17, 2005.

	2001	2002	2003	2004	2005	2006
Blue Pearl Mining Ltd.	100.00	106.67	130.00	60.00	88.61	1,249.34
S&P/TSX Composite Index	100.00	103.62	168.95	176.10	107.33	125.85
S&P/TSX Composite Index — Materials	100.00	107.01	136.49	145.58	167.88	234.72

Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2006.
Equity Compensation Plan Information

	Number of securities to		Number of securities
	be issued upon exercise	Weighted-average price	remaining available for future
	of outstanding options,	of outstanding options,	issuance under equity
Plan Category	warrants and rights (1)	warrants and rights	compensation plans (2)
Equity compensation plans approved by securityholders	9,651,000	C$5.28	401,843
Equity compensation plans not approved by securityholders	Nil	N/A	N/A

Total	9,651,000	C$5.28	401,843

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options.

(2)	Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan of 10% of the number of issued and outstanding Common Shares at any time, in this table being 10% of the number of issued and outstanding Common Shares at December 31, 2006 of 100,528,430.
Stock Option Plan
A copy of the Stock Option Plan, as amended and restated effective October 17, 2005, is available under the Company’s profile on SEDAR at www.sedar.com.
The Stock Option Plan is designed to provide a long term incentive to eligible participants, comprised of employees, officers, directors and consultants. The aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan is 10% of the number of issued and outstanding Common Shares at any time. Options to purchase an aggregate of 7,605,000 Common Shares, representing approximately 7.0% of the issued and outstanding Common Shares as of the date hereof, are currently outstanding under the Stock Option Plan and 1,230,000 Common Shares were issued during the year ended December 31, 2006 upon exercise of options granted under the Stock Option Plan. Options to purchase an aggregate of 3,196,965 Common Shares, representing approximately 3.0% of the issued and outstanding Common Shares, remain available for issuance under the Stock Option Plan. Any options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan.
Subject to regulatory approval, the Board may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time provided that the Board obtains the consent of the optionee if the rights of the optionee shall be adversely affected by the amendment.
Under the current terms of the Stock Option Plan, options granted under the Stock Option Plan have an exercise price of no less than the Market Price as defined by the TSX on the day on which the option is granted and exercisable for a period not to exceed five years. The vesting of stock options is at the discretion of the Board. Options granted under the Stock Option Plan are not transferable or assignable and terminate: (i) 90 days following the date of termination of the optionee’s employment or upon ceasing to be a director and/or officer of the Company for any cause other than by retirement, permanent disability or death, subject to the discretion of the Board to extend the date of termination of options; (ii) within a period of one year following the death of an optionee; or (iii) within a period of three months following the termination of the optionee’s employment by permanent disability or retirement. The Stock Option Plan does not provide for the granting of stock appreciation rights. The number of shares subject to an option under the Stock Option Plan shall be determined by the Stock Option Plan administrator, but no optionee shall be granted an option, which, when aggregated with any other options or Common

Shares allotted to the optionee under the plan, exceeds 5% of the issued and outstanding Common Shares in any 12 month period on a non-diluted basis. The aggregate number of options granted to all insiders shall not exceed 10% of the issued and outstanding Common Shares in any 12 month period on a non-diluted basis. The aggregate number of options granted to all persons, including employees providing investor relations activities to the Company, shall not exceed 2% of the issued and outstanding Common Shares in any 12 month period on a non-diluted basis.
At the Meeting, shareholders will be asked to consider approving certain amendments to the Stock Option Plan to, among other things, clarify the amendment provisions, allow the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or soon after such a blackout and convert the Stock Option Plan from a rolling plan to a fixed number plan. See “Amendments to the Stock Option Plan” for further details.
Corporate Governance Practices
In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.
The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian requirements. The Company continues to monitor developments with a view to further revising its governance policies and practices, as appropriate.
The following is a description of the Company’s corporate governance practices which has been prepared by the Board.
Board of Directors
Independence of the Board
Four out of the six members of the Board are independent within the meaning of the Governance Guidelines and hold regularly scheduled meetings. Each of Denis C. Arsenault, James W. Ashcroft, J. John Kalmet and Kerry J. Knoll are independent. Kevin Loughrey and Ian J. McDonald are not independent as they are officers of the Company.
To facilitate the functioning of the Board independently of management, the following structures and processes are in place:
•	there are no members of management on the Board, other than the President and Chief Executive Officer of the Company and the Chairman of the Board;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•	under the by-laws of the Company, any two directors may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year; and

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.
Executive Chairman
The Executive Chairman of the Board (Mr. McDonald) is not an independent director. The Executive Chairman of the Board’s primary roles are to chair all meetings of the Board and shareholder meetings, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Executive Chairman of the Board’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Executive Chairman of the Board also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board.
Meetings of the Board and Committees of the Board
The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2006, the Board met 11 times, the Audit Committee met four times, the Compensation Committee met five times and the Environmental, Health and Safety Committee did not meet. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2006.

Meetings Attended out of Meetings Held
Director	Board	Audit Committee	Compensation Committee
Kevin Loughrey (1)	2 out of 2	n/a	n/a
Ian J. McDonald	11 out of 11	n/a	n/a
Denis C. Arsenault	11 out of 11	4 out of 4	5 out of 5
James W. Ashcroft	10 out of 11	4 out of 4	5 out of 5
J. John Kalmet	11 out of 11	4 out of 4	4 out of 5
Kerry J. Knoll	9 out of 11	n/a	n/a

(1)	Mr. Loughrey was appointed to the Board on December 5, 2006.
The Board’s policy is to hold in-camera meetings at the end of each Board or committee of the Board meeting.
Other Public Company Directorships/Committee Appointments
The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Other than Messrs. Kalmet, Knoll and McDonald who serve on the board of Glencairn, no director of the Company serves on the board of any other public company with any other director of the Company.

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments

Kevin Loughrey	Nil	N/A

Ian J. McDonald	Glencairn Gold Corporation (since June 1992)	Corporate Governance Committee

Denis C. Arsenault	Agtech Income Fund (since November 2004)	Audit Committee

	Rockliff Resources Inc. (since September 2006)	Audit Committee

	The Endurance Fund Corporation (since June 2004)	Audit Committee

James W. Ashcroft	Alexander Mining plc (since September 2006)	None

	FNX Mining Company Inc. (since 2001)	Compensation Committee Safety, Health and Environment Committee

	Guyana Goldfields Inc. (since 2003)	Audit Committee Corporate Governance Committee

J. John Kalmet	Glencairn Gold Corporation (since March 2002)	Compensation Committee Safety and Environment Committee

	North American Tungsten Corporation Ltd. (since 2005)	Audit Committee Compensation Committee

Kerry J. Knoll	Black Pearl Minerals Consolidated Inc. (since July 2004)	None

	Glencairn Gold Corporation (since April 1987)	None

	Golden Goose Resources Inc. (since May 2006)	Compensation and Nominating Committee

	Independent Nickel Corp. (since April 2005)	Compensation Committee
Board Mandate
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:
•	the assignment to the various committees of directors the general responsibility for developing the Company’s approach to (i) corporate governance issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (iv) safety and environmental issues;

•	approving disclosure and securities compliance policies, including communications policies of the Company;

•	reviewing the composition of the Board and establishing its independence criteria;

•	the continuing evaluation of the performance of the President and Chief Executive Officer and other executives and ensure management succession;

•	the assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board;

•	ensuring that an appropriate review selection process for new nominees to the Board is in place; and

•	ensuring that an appropriate comprehensive orientation and education program for new members of the Board and ongoing education for all directors is in place.
The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, and the Environmental, Health and Safety Committee.
A copy of the Charter of the Board of Directors, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.
Position Descriptions
Written position descriptions have not been developed by the Board for the Executive Chairman of the Board, the Chairman of each of the committees of the Board and the Chief Executive Officer of the Company.
Orientation and Continuing Education
The Board is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings in person or by telephone. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Board will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.
Code of Business Conduct and Ethics
The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Board has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Executive Officer or other appropriate person. A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.bluepearl.ca.
The Code is intended to document the principles of conduct and ethics to be followed by the Company and its employees, officers and directors. Its purpose is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest. All employees, officers and directors are also required to adhere to the Company’s other policies which may be adopted relating to disclosure or insider trading.
Whistleblower Policy
The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made to the Chairman of the Audit Committee in writing. Once received, the Audit Committee investigates each matter so reported and takes corrective and disciplinary action, if appropriate.
Nomination of Directors
The Board is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through the development of a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team.; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.
The Board periodically reviews its charters and committees; assisting the Executive Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing its relationship with management to ensure the Board is able to, and in fact does, function independently of management; identifying individuals qualified to become Board members and members of Board committees; annual reviewing of its performance; and monitoring compliance by the Company with legal and regulatory requirements.
Compensation
The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies.
The Compensation Committee’s responsibilities include:
•	providing periodic reports to the Board on compensation matters;

•	annually reviewing and making recommendations to the Board upon the recommendation of members of senior management with respect to the Company’s compensation and benefits philosophies and programs for employees, including base salaries, bonus and incentive plans, deferred compensation and retirement plans. As part of its review process, the Compensation Committee will review peer group and other mining industry compensation data reported through surveys and other sources;

•	annually reviewing and making recommendations to the Board with respect to the Company’s compensation and benefit programs for the Executive Chairman and the President and Chief Executive Officer and other senior officers of the Company including base salaries, bonuses or other performance incentives and stock options. In setting the Executive Chairman and the President and Chief Executive Officer’s salaries, the Compensation Committee will take into consideration salaries paid to executive chairmen and chief executive officers in the mining industry. The Executive Chairman’s and the President and Chief Executive Officer’s contributions towards the Company’s achievement of business goals and objectives for the previous financial year will form the basis for the Compensation Committee’s recommendations concerning bonus or other performance recognition awards;

•	reviewing and making recommendations to the Board with respect to the implementation or variation of stock options, share purchase plans, compensation and incentive plans and retirement plans;

•	reviewing and recommending to the Board, the compensation of the Board including, annual retainer, meeting fees, option grants and other benefits conferred upon the Board; and

•	preparing an annual report on Executive Compensation.
Advisors to the Committee
During the financial year ended December 31, 2006, the Compensation Committee retained Mercer to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers and to provide advice to the Compensation Committee on policy recommendations prepared by management. See “Report on Executive Compensation — Compensation Committee Mandate” above for further details regarding the engagement of Mercer by the Compensation Committee.
Committees of the Board
The Board has the following three standing committees:
•	the Audit Committee;

•	the Compensation Committee; and

•	the Environmental, Health and Safety Committee.
All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:
Audit Committee — Denis Arsenault (Chair), James Ashcroft and John Kalmet
Compensation Committee — James Ashcroft (Chair), Denis Arsenault and John Kalmet
Environmental, Health and Safety Committee — Kerry Knoll (Chair), John Kalmet and Loughrey
Audit Committee
The Audit Committee’s primary duties and responsibilities are:
•	overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•	recommending the appointment of and reviewing and appraising the audit work of the Company’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board;

•	serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements; and

•	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices.
Further information regarding the Audit Committee is contained in the Company’s annual information form (the “AIF”) dated March 26, 2007 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com.
Compensation Committee
The Compensation Committee’s primary duties and responsibilities are:
•	reviewing, approving and recommending to the Board salary, bonus and other benefits, direct or indirect, and any change control packages of the President and Chief Executive Officer and other members of the senior management team;

•	recommending salary guidelines to the Board;

•	administering the Company’s compensation plans, including stock option plans, outside directors’ compensation plans and such other compensation plans or structures as are adopted by the Company from time to time;

•	researching and identifying trends in employment benefits; and

•	establishing and periodically reviewing the Company’s policies in the area of management benefits and perquisites.
Environmental, Health and Safety Committee
The purposes of the Environmental, Health and Safety Committee are to assist the Board in its oversight of environment, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environment, health and safety matters.
In particular, the Environmental, Health and Safety Committee has the authority and responsibility for:
•	designing, constructing, operating and reclaiming the Company’s facilities to meet or surpass applicable regulations and laws;

•	promoting active commitment to the environmental, health and safety policy and enhancing the committee’s capabilities in the policy’s implementation;

•	providing a workplace where open communication between employees and management on environmental, health and safety policies and mining practices is encouraged;

•	ensuring that effective, realistic systems are in place to minimize risk to health, safety and the environment;

•	communicating openly with the public and government regarding the Company’s plans, programs and performance;

•	working cooperatively with government agencies, local communities, suppliers and trade associations to ensure the safe handling, use and disposal of all of the Company’s materials and products;

•	acquiring scientific knowledge and technologies to continuously improve the safe, efficient use of the Company’s processes, materials and emergency response systems;

•	in the absence of legislation, applying best management practices to advance environmental protection and to minimize environmental risk; and

•	maintaining an active, continuing, self-monitoring program to ensure compliance with government and Company requirements.
Board Assessments
The Board intends to implement a formal Board evaluation process in the future as it continues to develop and formalize its governance practices. Such an evaluation process will be used to assess the effectiveness of the Board, the Executive Chairman of the Board, the committees of the Board and the individual directors.
Indebtedness of Directors and Executive Officers
None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2006, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.
Interest of Certain Persons in Matters to be Acted Upon
No (a) director or executive officer of the Company who has held such position at any time since January 1, 2006; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
Interest of Informed Persons in Material Transactions
Since January 1, 2006, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.
Number of Directors
The Business Corporations Act (Ontario) provides that, where a minimum and maximum number of directors of a company is provided for in its articles, the directors of a company may, if empowered by special resolution of the shareholders of the company, by resolution determine the number of directors within the minimum and maximum and the number of directors to be elected at the annual meeting of the shareholders of the company. Management is of the view that this flexibility is in the best interests of the Company.
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution in the form set out below (the “Number of Directors Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, empowering the directors of the Company to determine by resolution the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors to be elected at the annual meeting of shareholders of the Company.
The Board and management recommend the adoption of the Number of Directors Resolution. To be effective, the Number of Directors Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Number of Directors Resolution.
The text of the Number of Directors Resolution to be submitted to shareholders at the Meeting is set forth below:
“BE IT RESOLVED THAT:
1.	The directors of the Company be and they hereby are authorized and empowered to determine the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at the annual meeting of shareholders of the Company.

2.	Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”
Election of Directors
The Company’s Articles of Incorporation and the Business Corporations Act (Ontario) provide that the Board consists of a minimum of three and a maximum of 15 directors. The Board currently consists of six directors. However, at the Meeting, the seven persons named hereunder will be proposed for election as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company. Four of the Nominees, Denis C. Arsenault, James W Ashcroft, Kerry J. Knoll and Ian J. McDonald, were elected at the last annual meeting of the Company’s shareholders held on May 11, 2006. John J. Kalmet will not be standing for reelection as a director of the Company. Two of the Nominees, Timothy J. Haddon and James P. Geyer are being proposed for election as directors of the Company for the first time.
The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Company and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 30, 2007.

Number of Common
Shares Beneficially Owned,
Name,		Date First Became a	Directly or Indirectly, or
Province/State and		Director of	Over Which Control or
Country of Residence	Principal Occupation	the Company	Direction is Exercised

Ian J. McDonald Ontario, Canada	Executive Chairman and a Director of the Company	April 30, 1997	1,495,247(4)

Kevin Loughrey(3) Colorado, United States	President and Chief Executive Officer of the Company	December 5, 2006	Nil (5)

Denis C. Arsenault (1)(2) Ontario, Canada	Chief Financial Officer of Glencairn Gold Corporation (mining company)	May 18, 2005	123,500 (6)

James W. Ashcroft (1)(2) Ontario, Canada	President of J.W. Ashcroft and Associates Ltd. (private company involved in mine safety and environmental planning)	April 14, 2005	415,000 (7)

Kerry J. Knoll (3) Ontario, Canada	Chairman and a Director of Glencairn Gold Corporation (mining company)	April 30, 1997	1,352,496 (8)

Timothy J. Haddon Colorado, United States	President and Chief Executive Officer of International Natural Resource Management Co. (private company involved in mining industry investment and consultation), and Non- Executive Chairman of Anatolia Minerals Development Limited (mineral exploration company)	Nominee	Nil

James P. Geyer Washington, United States	Senior Vice President of Gold Reserve Inc. (mineral development company)	Nominee	Nil

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Environmental, Health and Safety Committee.

(4)	Mr. McDonald also holds options to acquire 475,000 Common Shares.

(5)	Mr. Loughrey holds options to acquire 475,000 Common Shares.

(6)	Mr. Arsenault also hold options to acquire 225,000 Common Shares and warrants to acquire 25,000 Common Shares.

(7)	Mr. Ashcroft also holds options to acquire 225,000 Common Shares.

(8)	Mr. Knoll also holds options to acquire 225,000 Common Shares.
The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

     Ian J. McDonald — Executive Chairman and Director. Mr. McDonald is currently the Executive Chairman of the Board of the Company and, prior to his appointment as Executive Chairman, he held various positions with the Company, including Chairman, President and Chief Executive Officer of the Company, since February 2005. He was also Chairman of the Board of Glencairn from 2002 to 2006 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. (now Goldcorp Inc.) for 11 years until 2001, guiding it from a junior explorer into the only successful Canadian heap leach miner. Mr. McDonald has more than 25 years experience in the resource sector in progressively more senior roles as financial adviser, company founder, senior executive and board chairman of junior and intermediate mining companies. He graduated from Toronto’s Ryerson University Business Program in 1977. He joined Richardson Greenshields (now integrated into RBC Dominion Securities) in 1981 and established himself as one of the firm’s top investment advisers and a specialist in derivatives. In 1986, he joined Yorkton Securities Inc. as an investment adviser, specializing in mining issues, and soon became one of the firm’s leading investment advisers for medium to high net worth clients. His direct involvement in the mining industry began in 1987 with the founding of Glencairn Gold Corporation.
     Kevin Loughrey — President, Chief Executive Officer and Director. Mr. Loughrey is currently the President and Chief Executive Officer of the Company. Prior to the Thompson Creek Acquisition, Mr. Loughrey was the President of Thompson Creek Metals Company and as such was responsible for all of the Thompson Creek operations. He was the principle negotiator, on behalf of the Thompson Creek shareholders, of the Thompson Creek Acquisition. Mr. Loughrey has also been the Senior Vice President and General Counsel for First Dynasty Mines Ltd. and Cyprus Amax Minerals Company (“Cyprus”). In his capacity for Cyprus, Mr. Loughrey was responsible for complex legal matters including several major acquisitions, listing Cyprus on the New York Stock Exchange, and was prominent in the 1993 merger of Cyprus with Amax Metals Company. Mr. Loughrey has 27 years of experience in the mining business.
     Denis C. Arsenault — Director. Mr. Arsenault is currently the Chief Financial Officer of Glencairn. Prior thereto, from 2001 to 2006, he was Vice President, Finance and Chief Financial Officer of Orbus Pharma Inc. Mr. Arsenault has held senior financial positions in a range of sectors, including mining and resources, communications, truck trailer manufacturing and life sciences. He began his career with KPMG in 1981, later joining Maclean Hunter Ltd.’s Key Radio Limited. In 1985, he founded Wasserman Arsenault, Chartered Accountants, and in 1995 became Vice President, Finance and Chief Financial Officer for Mond Industries (Trailmobile Canada Ltd.). Mr. Arsenault is a Chartered Accountant with more than 20 years experience.
     James W. Ashcroft — Director. Mr. Ashcroft is a Mining Engineer and currently President of J.W. Ashcroft and Associates Ltd., a private company involved in mine safety and environmental planning. Formerly President of the Ontario Division of Inco Limited, Mr. Ashcroft had a distinguished career with Inco for 30 years. He joined Inco in 1968 in the Copper Cliff Mine Engineering department. In 1976, Mr. Ashcroft transferred to Operations where he held positions of increasing responsibility. In 1981, he was appointed Superintendent of Safety for Mining and Milling and in 1982 became Manager of the Frood-Stobie, Garson Complex. In 1987, he was appointed Manager of the Creighton Mines Complex. He transferred to the Manitoba Division in 1988 as Vice-President, Mining and in 1991 became President of the Ontario Division. Mr. Ashcroft retired from Inco in 1998.
     Kerry J. Knoll — Director. Mr. Knoll is currently the Chairman of the Board of Glencairn and, prior to his appointment as Chairman, he was President of Glencairn since its incorporation in 1987. He was also the co-founder of Wheaton and stayed with that company for 11 years in various capacities, including President. Other accomplishments during his career include terms as the editor of both The Northern Miner Magazine and the Canadian Mining Journal.
     Timothy J. Haddon — Director Nominee. Mr. Haddon is currently the President, Chief Executive Officer, a director and 50% owner of International Natural Resource Management Co., a private company which invests in and provides consulting services to the mining industry. He is also the non-executive Chairman of Anatolia Minerals Development Limited, a TSX-listed exploration company. Prior thereto, from October 1997 to December 2002, he was President and Chief Executive Officer of Archangel Diamond Corporation, from April 1994 to June 1997, he held various positions with First Dynasty Mines Ltd., the latest being Chairman and Chief Executive Officer, and, from June 1989 to

March 1994, he was President and Chief Executive Officer of Amax Gold Inc. Mr. Haddon is currently also a director of Ascendant Copper Corporation and NewWest Gold Corporation. He holds a Bachelor of Science in Mining Engineering from the Colorado School of Mines.
     James P. Geyer — Director Nominee. Mr. Geyer is currently Senior Vice President of Gold Reserve Inc., a TSX-listed mineral development company. Prior thereto, from March 1987 to January 1997, he held various positions with Pegasus Gold Corporation, the latest being Vice President, Operations. Mr. Geyer holds a Bachelor of Science in Mining Engineering from the Colorado School of Mines.
Cease Trade Orders or Bankruptcies
No director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
Appointment of Auditors
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors of the Company on January 8, 2007.
The Company’s determination to change auditors was not a result of any “reportable event” as such term is defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”).
Wasserman Ramsay, Chartered Accountants, the Company’s former auditors, were first appointed as auditors of the Company on March 24, 1997. For the financial year ended December 31, 2006, the Company paid Wasserman Ramsay, Chartered Accountants, total fees of C$216,625.
Enclosed with this management information circular is a copy of the “reporting package” as such term is defined in NI 51-102 that has been filed with requisite securities regulatory authorities. The reporting package is annexed hereto as Schedule “B” and forms part of this management information circular.
Amendment of Articles — Change of Name
     At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the “Name Change Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to amend its articles to change the Company’s name to “Thompson Creek Metals Company Inc.”
     The Board and management recommend the adoption of the Name Change Resolution. To be effective, the Name Change Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Name Change Resolution.

The text of the Name Change Resolution to be submitted to shareholders at the Meeting is set forth below:
“BE IT RESOLVED THAT:
1.	The Company is hereby authorized under section 168 of the Business Corporations Act (Ontario) to amend its articles to change the Company’s name to “Thompson Creek Metals Company Inc.” or such other name as may be approved by the directors of the Company and is acceptable to the Director under the Business Corporations Act (Ontario) and the Toronto Stock Exchange.

2.	Notwithstanding the passage of this special resolution, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the filing of such articles of amendment without further approval of the shareholders of the Company.

3.	Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”
Amendments to the Stock Option Plan
The Stock Option Plan was originally prepared in accordance with the TSX Venture Exchange (“TSXV”) rules and, as a result, some of the provisions continue to reflect TSXV rules, notwithstanding the Company’s graduation to the TSX in October 2005. Further, the Stock Option Plan was drafted prior to the Company’s recent exponential growth in shareholders and in net value. As a result, the Company proposes to amend the Stock Option Plan to reflect both TSX rules and the commercial realities caused by the increase in the Company’s size and scope. In particular, the Company proposes that the Stock Option Plan change from a rolling plan under which the number of Common Shares that may be issued pursuant to the exercise of Options under the Stock Option Plan shall not exceed 10% of the Common Shares issued and outstanding to a fixed plan under which no more than 10% of the number of Common Shares issued and outstanding on the date of the Meeting may be issued pursuant to the exercise of Options.
In June 2006, the TSX published a Staff Notice in relation to security based compensation arrangements such as the Stock Option Plan and the amendment procedures and the extension of option expiry dates which fall within or soon after a self imposed blackout period. The Company proposes to amend the Stock Option Plan to specify those amendments to the Stock Option Plan that can be made by the Board without the approval of the Company’s shareholders (other than the approval at the Meeting to incorporate this amendment provision into the Stock Option Plan). The proposed amendment provisions to be voted on at the Meeting are set out at Section 10 of the blacklined version of the Stock Option Plan attached hereto at Schedule “C”. Further, the nature of the Company’s business gives rise to a number of periods each year during which directors, officers and employees are prohibited from trading in securities of the Company, referred to as blackout periods. If an option expiry date falls within a blackout period, an optionee would be required to exercise that option to avoid its expiry, but under applicable securities laws would be prohibited from trading in those securities until the blackout period ends. The TSX Staff Notice introduced the ability for the Stock Option Plan to provide that should an option expiry date fall within or soon after a blackout period, the expiry date will become a date a reasonable amount of time following the end of a blackout period.
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Stock Option Plan Amendment Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving amendments to the Stock Option Plan designed to reflect the new commercial realities and the new regulatory developments set out above.

All other provisions of the Stock Option Plan will remain in full force and effect. The Board has approved the amendments to the Stock Option Plan, subject to shareholder and stock exchange approvals.
The Board and management recommend the adoption of the Stock Option Amendment Resolution. To be effective, the Stock Option Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Stock Option Amendment Resolution.
The text of the Stock Option Amendment Resolution to be submitted to shareholders at the Meeting is set forth below:
“BE IT RESOLVED THAT:
1.	The Company’s Stock Option Plan be and same is hereby amended as set out in Schedule “C” attached hereto.
2.	Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”
Additional Information
Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2006 which accompany this management information circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Director, Investor Relations of the Company by phone at (416) 860-1438 or by e-mail at info@bluepearl.ca to request copies of these documents.
Directors’ Approval
The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
"Ian J. McDonald”
Ian J. McDonald
Executive Chairman

Toronto, Ontario
March 30, 2007

SCHEDULE “A”
CHARTER OF THE BOARD OF DIRECTORS
I.	PURPOSE
The Board of Directors of Blue Pearl Mining Ltd. (the “Company”) is responsible for the general supervision of the management of the business and for acting in the best interests of the Company and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit Committee, a Compensation Committee and such further committees as the Board may appoint. The Board of Directors shall meet regularly to review the business operations, corporate governance and financial results of the Company. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of the Company.
II.	RESPONSIBILITIES
The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
•	The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (vi) safety and environmental issues.

•	Approving disclosure and securities compliance policies, including communications policies of the Company.

•	Reviewing the composition of the Board of Directors and establishing its independence criteria.

•	The continuing evaluation of the performance of the President and Chief Executive Officer and other executives and ensure management succession.

•	The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.

•	Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.

•	Ensuring that an appropriate comprehensive orientation and education program for new members of the Board of Directors and ongoing education for all directors is in place.

•	With the assistance of the Audit Committee:
•	Ensuring the integrity of the Company’s internal controls and management information systems.

•	Ensuring the Company’s ethical behavior and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•	Identification of the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

•	Review and approval of significant operational and financial matters and the provision of direction to management on these matters.

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•	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Company’s reported financial performance.
•	With the assistance of the Compensation Committee and the President and Chief Executive Officer, the approval of the compensation of the senior management team.

•	The review of strategic planning process, approval of key strategic plans that take into account business opportunities and business risks identified by the Audit Committee and monitoring performance against such plans.

•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•	Reviewing with senior management major corporate decisions which require Board approval and approving such decisions as they arise.

•	Obtaining periodic reports from senior management on the Company’s operations including, but without limitation, reports on safety and environment issues and security issues surrounding the Company’s employees and assets and the protection mechanisms that the Company has in place.

•	Performing such other functions as prescribed by law or assigned to the Board of Directors in the Company’s constating documents and by-laws.

SCHEDULE “B”
REPORTING PACKAGE
BLUE PEARL MINING LTD.
NOTICE OF CHANGE OF AUDITOR

TO:
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

AND TO:	Wasserman Ramsay

AND TO:	PricewaterhouseCoopers LLP
Blue Pearl Mining Ltd. (the “Company”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“Nl 51-102”) of a change of auditor from Wasserman Ramsay, Chartered Accountants to PricewaterhouseCoopers LLP, Chartered Accountants.
On January 8, 2007, Wasserman Ramsay resigned as auditors of the Company at the request of the Company. On the recommendation of the Audit Committee, the Board of Directors of the Company approved a proposal to engage the accounting firm of PricewaterhouseCoopers LLP as auditors of the Company for 2007. The Company will ask that the shareholders of the Company ratify tne appointment of PricewaterhouseCoopers LLP at the next annual meeting of the shareholders of the Company.
Wasserman Ramsay’s reports on the financial statements of the Company for the two most recently completed financial years did not contain any reservation.
During Wasserman Ramsay’s appointment as auditors of the Company, there were no reportable events (as defined in subsection 4.11(1) of Nl 51-102).
The Company has requested Wasserman Ramsay and PricewaterhouseCoopers LLP to each furnish a letter addressed to the securities regulatory authorities in the provinces of Canada stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities regulatory authorities will be filed with this notice.
DATED as of the 12th day of January, 2007.

BLUE PEARL MINING LTD.

Derek Price
Chief Financial Officer

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PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
January 12, 2007	Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Dear Sirs:
Re: Blue Pearl Mining Ltd.
We have read the statements made by Blue Pearl Mining Ltd. in the attached copy of Change of Auditor Notice dated January 12, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.
We agree with the statements in the Change of Auditor Notice dated January 12, 2007.

Yours very truly,

Chartered Accountants
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

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300 John Street 606, Thornhill, (Illegible)
(Illegible)
Email: (Illegible)
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Dear Sirs:
Re: Notice of Change of Auditor of Blue Pearl Mining Ltd. (the “Company”)
As required by the National Instrument 51-102 Continuous Disclosure Obligations, and in connection with our resignation as auditors of the Company, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated January 12, 2007 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

Chartered Accountants
Thornhill, Canada
January 12, 2007

SCHEDULE “C”
BLUE PEARL MINING LTD.
AMENDED INCENTIVE STOCK OPTION PLAN
1. PURPOSE: The purpose of this Stock Option Plan (the “Plan”) is to encourage common stock ownership in Blue Pearl Mining Ltd. (the “Company”) by directors, officers, employees (including part time employees employed by the Company for less than (20) hours per weeks) and consultants (including individuals whose services are contracted through a personal holding company) of the Company or any Affiliate, as that term is defined in the Securities Act (Ontario), of the Company or by personal holding companies of any such officers, directors or employees or by registered retirement savings plans established by any such officers, directors or employees (hereinafter referred to as “Optionees”) who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional incentive for superior performance by such persons and to enable the Company to attract and retain valued directors, officers and employees by granting options (the “Options” or “Option”) to purchase common shares of the Company on the terms and conditions set forth in this Plan and any Stock Option Agreements entered into between the Company and the Optionees in accordance with the Plan. Any Options granted to a personal holding company shall be cancelled immediately upon any change in control of such personal holding company, save and except in the event of the death of the principal of such personal holding company, in which case, subject to the terms of the Stock Option Agreement, the provisions of subparagraph 5(f)(iii) shall apply.
2. ADMINISTRATION: The Plan shall be administered by the Board of Directors from time to time of the Company (the “Administrator”). No member of the Board of Directors shall by virtue of such appointment be disentitled or ineligible to receive Options. The Administrator shall have full authority to interpret the Plan and to make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management, and the decision of the Administrator shall be binding and conclusive. The decision of the Administrator shall be binding, provided that notwithstanding anything herein contained, the Administrator may from time to time delegate the authority vested in it under this clause to the President who shall thereupon exercise all of the powers herein given to the Administrator, subject to any express direction by resolution of the Board of Directors of the Company from time to time and further provided that a decision of the majority of persons comprising the Board of Directors in respect of any matter hereunder shall be binding and conclusive for all purposes and upon all persons. The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications as they in their absolute discretion consider necessary for the implementation of the Plan.
3. NUMBER OF SHARES SUBJECT TO OPTIONS: The Board of Directors of the Company will make available that number of common shares for the purpose of the Plan that it considers appropriate except that the number of common shares that may be issued pursuant to the exercise of Options under the Plan ~~and under any other stock options of the Company~~ shall not exceed 10% of the number of common shares issued and outstanding on May 10, 2007, subject to adjustment or increase of such number pursuant to paragraph 6 of the Plan. In the event that Options granted under the Plan, and under any other stock options of the Company which may be in effect at a particular time, are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the common shares not purchased under such lapsed Options.
4. PARTICIPATION: Options shall be granted under the Plan only to Optionees as shall be designated from time to time by the Administrator and shall be subject to the approval of such regulatory authorities as the Administrator shall designate, which shall also determine the number of shares subject to such Option. Optionees who are consultants of the Company or an Affiliate of the Company must either perform services for the Company on an ongoing basis or provide, or be expected to provide, a service of value to the Company or to an Affiliate of the Company. The Company represents that no option shall be granted to any Employee or Consultant who is not a bona fide Employee or Consultant.

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5. TERMS AND CONDITIONS OF OPTIONS: The terms and conditions of each Option granted under the Plan shall be set forth in written Stock Option Agreements between the Company and the Optionee. Such terms and conditions shall include the following as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Administrator:
     (a) Number of Shares subject to Option to ~~any one Optionee: The number of shares subject to an Option shall be determined from time to time by the Administrator; but no one Optionee shall be granted an Option which when aggregated with any other options or common shares allotted to such Optionee under the Plan exceeds 5% of the issued and outstanding common shares of the Company (on a non-diluted basis), the total number of Options granted to any one Optionee in any 12 month period shall not exceed 5% of the issued and outstanding common shares of the Company (on a non-diluted basis)(unless the shares of the Company trade on Tier 1 of the TSX Venture Exchange and the Company has obtained disinterested shareholder approval), the total number of Options granted to all Insiders (as defined by the TSX Venture Exchange) in any 12 month period shall not exceed 10% of the issued and outstanding common shares of the Company (on a non-diluted basis). the total number of options granted to all persons, including employees, providing investor relations activities to the Company in any 12 month period shall not exceed 2% of the issued and outstanding common shares of the Company (on a non-diluted basis) and the Option Price per common share shall be determined in accordance with subparagraph (b) below. Options granted to persons providing investor relations activities must vest over a 12 month period with no more than 25% of the options vesting in any quarter.~~Insiders: The number of shares subject to an Option shall be determined from time to time by the Administrator; but (i) the maximum number of shares issuable to Insiders (as defined by the Toronto Stock Exchange (“TSX”)), at any time, pursuant to the Plan and any other security based compensation arrangements of the Company is 10% of the total number of shares then outstanding, and (ii) the maximum number of shares issuable to Insiders, within any one year period, pursuant to the Plan and any other security based compensation arrangements of the Company is 10% of the total number of shares then outstanding. For purposes of this subparagraph 5(a), the number of shares then outstanding shall mean the number of shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option.
     (b) Option Price: The Option Price of any shares in respect of which an Option may be granted under the Plan shall be not less than the Market Price as defined by the ~~Toronto Stock Exchange~~ TSX or in accordance with the pricing rules of any other stock exchange on which the common shares of the Company may trade in the future.
In the resolution allocating any Option, the Administrator may determine that the date of grant aforesaid shall be a future date determined in the manner specified by such resolution. The Administrator may also determine that the Option Price per share may escalate at a specified rate dependent upon the year in which any Option to purchase common shares may be exercised by the Optionee. No options granted to Insiders ~~(as defined by the Toronto Stock Exchange)~~ may be repriced without the approval of a majority of disinterested shareholders of the Company exclusive of any Insiders.
     (c) Payment: The full purchase price of shares purchased under the Option shall be paid in cash upon the exercise thereof. A holder of an Option shall have none of the rights of a stockholder until the shares are issued to him. All common shares issued pursuant to the exercise of Options granted or deemed to be granted under the Plan, will be so issued as fully paid and non-assessable common shares. No Optionee or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares subject to an Option under this Plan, unless and until certificates for such common shares are issued to him or them under the terms of the Plan.
     (d) Term of Options: Options may be granted under this Plan exercisable over a period not exceeding five (5) years. In the event that any Option expires during, or within 48 hours after, a self imposed blackout period on trading securities of the Company, such expiry date will become the tenth day following the end of the blackout period. Each Option shall be subject to earlier termination as provided in subparagraph (f) below.

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     (e) Exercise of Options: The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of common shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the Option is exercised. An Option may be exercised in full or in part during any year of the term of the Option as provided in the written Stock Option Agreement; provided however that except as expressly otherwise provided herein or as provided in any valid Stock Option Agreement approved by the Administrator, no Option may be exercised unless that Optionee is then a director and/or in the employ of the Company. This Plan shall not confer upon the Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate of the Company.
     (f) Termination of Options: Any Option granted pursuant hereto, to the extent not validly exercised, and save as expressly otherwise provided herein, will terminate on the earlier of the following dates:
(i)	the date of expiration specified in the Stock Option Agreement, being not more than five (5) years after the date the Option was granted;

(ii)	ninety (90) days following the date of termination of the Optionee’s employment or the optionee ceasing to be a director and/or officer of the Company for any cause other than by retirement, permanent disability or death or for such longer period as the Board of Directors in its discretion may provide;

(iii)	one (1) year after the date of the Optionee’s death during which period the Option may be exercised only by the Optionee’s legal representative or the person or persons to whom the deceased Optionee’s rights under the Option shall pass by will or the applicable laws of descent and distribution, and only to the extent the Optionee would have been entitled to exercise it at the time of his death if the employment of the Optionee had been terminated by the Company on such date;

(iv)	three (3) months after termination of the Optionee’s employment by permanent disability or retirement under any Retirement Plan of the Company during which three (3) month period the Optionee may exercise the Option to the extent he was entitled to exercise it at the time of such termination provided that if the Optionee shall die within such three (3) month period, then such right shall be extended to six (6) months following the death of the Optionee and shall be exercisable only by the persons described in subparagraph (f)(iii) hereof and only to the extent therein set forth.
     (g) Non-transferability of Options: No Option shall be transferable or assignable by the Optionee other than by will or the laws of descent and distribution and shall be exercisable during his lifetime only by him.
     (h) Applicable Laws or Regulations: The Company’s obligation to sell and deliver stock under each Option is subject to such compliance by the Company and any Optionee as the Company deems necessary or advisable with all laws, rules and regulations of Canada and the United States of America and any Provinces and/or States thereof applying to the authorization, issuance, listing or sale of securities and is also subject to the acceptance for listing of the common shares which may be issued in exercise thereof by each stock exchange upon which shares of the Company are listed for trading.
6. ADJUSTMENT IN EVENT OF CHANGE IN STOCK: Each Option shall contain uniform provisions in such form as may be approved by the Administrator to appropriately adjust the number and kind of shares covered by the Option and the exercise price of shares subject to the Option in the event of a declaration of stock dividends, or stock subdivisions or consolidations or reconstruction or reorganization or recapitalization of the Company or other relevant changes in the Company’s

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capitalization (other than issuance of additional shares) to prevent substantial dilution or enlargement of the rights granted to the Optionee by such Option. The number of common shares available for Options, the common shares subject to any Option, and the Option Price thereof shall be adjusted appropriately by the Administrator and such adjustment shall be effective and binding for all purposes of the Plan.
7. AMALGAMATION, CONSOLIDATION OR MERGER: If the Company amalgamates, consolidates with or merges with or into another corporation, which it reserves the right to do, any common shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, consolidation or merger, and the Option Price shall be adjusted appropriately by the Administrator and such adjustment shall be binding for all purposes of the Plan.
8. APPROVALS: The obligation of the Company to issue and deliver the common shares in accordance with the Plan is subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company. If any common shares cannot be issued to any Optionee for whatever reason, the obligation of the Company to issue such common shares shall terminate and any Option exercise price paid to the Company will be returned to the Optionee.
9. STOCK EXCHANGE RULES: The rules of any stock exchange upon which the Company common shares are listed shall be applicable relative to Options granted to Optionees.
10. AMENDMENT AND DISCONTINUANCE OF PLAN: Subject to the requisite shareholder and regulatory ~~approval~~ approvals set forth under subparagraphs 10 (a) and (b) below, the Board of Directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.
     (a) The Board of Directors may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:
(i)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)	any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision which is more favourable to participants;

(v)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company;

(vii)	a discontinuance of the Plan; and

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(viii)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.
     (b) The Board of Directors may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 10(a) above including, without limitation:
(i)	a change to the vesting provisions of a security or the Plan;

(ii)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iii)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.
     (c) Notwithstanding the provisions of subparagraph 10(b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to subparagraph 10(b), to the extent such approval is required by any applicable laws or regulations.
11. EFFECTIVE DATE AND DURATION OF PLAN: The Plan shall remain in full force and effect from the date of shareholder approval hereof and from year to year thereafter until amended or terminated in accordance with paragraph 10 hereof and for so long thereafter as Options remain outstanding in favour of any Optionee.
12. REPLACEMENT OF PREVIOUS PLAN: The Plan, as most recently amended effective May 10, 2007, replaces and supersedes the Plan approved by special resolution of the shareholders of the Company on November 28, 2002.